Exhibit 99.1

ENGINE MEDIA HOLDINGS, INC.

(formerly Torque Esports Corp.)

Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended

May 31, 2021 and 2020

(Expressed in United States Dollars)

(Unaudited)

Engine Media Holdings, Inc. (formerly Torque Esports Corp.)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Engine Media Holdings Inc. (formerly Torque Esports Corp.) (the “Company”) are the responsibility of management and the Board of Directors.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim condensed consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited interim condensed consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence in that (i) the unaudited interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited interim condensed consolidated financial statements and (ii) the unaudited interim condensed consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim condensed consolidated financial statements.

The Board of Directors are responsible for reviewing and approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Company’s Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in United States Dollars)

	Note	May 31, 2021	August 31, 2020
		$	$

ASSETS
Current
Cash and cash equivalents		21,321,977	5,243,278
Restricted cash	13	310,465	388,587
Accounts and other receivables	6	7,722,611	3,845,890
Government remittances		1,160,426	1,125,912
Publisher advance, current	6	2,607,326	-
Prepaid expenses and other		1,206,089	1,571,806
		34,328,894	12,175,473

Publisher advance, non-current	6	2,701,936	-
Investment in associate	7	-	2,052,008
Investment at FVTPL	7	2,048,039	-
Property and equipment	8	360,262	409,389
Goodwill	9	18,827,862	18,785,807
Intangible assets	10	12,663,780	19,442,322
Right-of-use assets	11	409,070	550,478
		37,010,949	41,240,004
		71,339,843	53,415,477

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Interim Condensed Consolidated Statements of Financial Position (Cont’d) (Unaudited) (Expressed in United States Dollars)

	Note	May 31, 2021	August 31, 2020
		$	$
LIABILITIES
Current
Accounts payable and accrued liabilities		16,339,437	17,144,346
Players liability account	13	310,465	388,587
Deferred revenue		1,561,984	553,395
Lease obligation, current	12	190,445	185,671
Line of credit	14	-	4,919,507
Long-term debt, current	16	99,965	97,702
Promissory notes payable	14	903,219	3,818,920
Deferred purchase consideration		-	333,503
Warrant liability	17	20,326,836	14,135,321
Contingent performance share obligation, current	23	-	262,067
		39,732,351	41,839,019

Convertible debt	15	10,921,492	10,793,459
Lease obligation, non-current	12	246,393	386,477
Long-term debt, non-current	16	22,719	133,230
		11,190,604	11,313,166
		50,922,955	53,152,185

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	18	115,893,950	69,380,807
Shares to be issued		-	1,059,214
Contributed surplus		6,355,469	4,034,323
Foregin currency translation reserve		(2,715,659)	(2,334,275)
Deficit		(99,274,930)	(72,094,162)
		20,258,830	45,907
Non-controlling interest		158,058	217,385
		20,416,888	263,292
		71,339,843	53,415,477
Going concern	1
Commitments and contingencies	22
Subsequent events	27

Approved on Behalf of Board:	“Larry Rutkowski”	“Lou Schwartz”
	Director	Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Interim Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited) (Expressed in United States Dollars)

		For the three months ended		For the nine months ended
	Note	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
CONTINUING OPERATIONS		$	$	$	$
REVENUE
Games development		1,416,371	8,590	2,604,799	968,286
Sponsorship, tournament and event income		190,469	147,468	374,243	174,425
Platform revenue		1,524,749	654,865	4,406,680	916,486
Advertising revenue		6,401,805	1,149,110	17,859,848	1,149,110
Professional services		76,439	129,288	218,534	313,257
		9,609,833	2,089,321	25,464,104	3,521,564
EXPENSES
Salaries and wages		4,515,977	661,878	13,062,505	3,131,659
Consulting		804,605	344,100	2,501,028	1,879,851
Professional fees		843,475	750,277	1,971,382	1,312,330
Revenue sharing expense		5,516,757	824,570	15,125,486	824,570
Sponsorships and tournaments		117,108	223,764	568,584	259,294
Advertising and promotion		126,006	603,417	1,501,536	1,970,859
Office and general		866,995	356,121	2,193,868	1,208,826
Technology expenses		586,255	282,402	1,812,912	383,991
Amortization and depreciation	8, 10, 11	991,618	879,077	3,938,542	2,107,469
Share-based payments	19, 20	680,111	912,040	2,458,744	928,954
Interest expense		197,821	15,058	1,178,388	538,596
(Gain) loss on foreign exchange		706,751	(397,496)	809,496	(113,350)
Change in fair value of contingent consideration		-	-	-	82,215
Loss on extinguishment of debt		-	927	2,428,900	-
Gain on retained interest in former associate		-	-	(99,961)	-
Transaction costs	18	-	-	582,333	-
Change in fair value of warrant liability	17	(11,862,656)	6,970,916	(6,247,729)	8,102,802
Change in fair value of convertible debt	15	(691,116)	33,822	7,172,533	(1,209,822)
		3,399,707	12,460,873	50,958,547	21,408,244
ASSOCIATES
Share of net loss of associate		-	-	103,930	-
Net income (loss) for the period before taxes		6,210,126	(10,371,552)	(25,598,373)	(17,886,680)
Deferred income taxes		-	-	-	-
		6,210,126	(10,371,552)	(25,598,373)	(17,886,680)
DISCONTINUED OPERATIONS
Loss on disposal of Motorsports		-	-	(678,931)	-
Discontinued operations	23	(9,606)	(1,330,096)	(962,791)	(4,450,739)
Net income (loss) for the period		6,200,520	(11,701,648)	(27,240,095)	(22,337,419)

Net income (loss) attributable to non-controlling interest		(2,343)	(8,677)	59,327	68,632
Net income (loss) attributable to owners of the Company		6,198,177	(11,710,325)	(27,180,768)	(22,268,787)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		(376,785)	197,311	(381,384)	(14,628)
Comprehensive income (loss) for the period		5,821,392	(11,513,014)	(27,562,152)	(22,283,415)
EARNINGS PER SHARE
Basic earnings per share - continuing operations	5	0.43	(3.22)	(2.38)	(12.69)
Basic earnings per share - discontinued operations	5	(0.00)	(0.41)	(0.15)	(3.17)
Basic earnings per share	5	0.43	(3.63)	(2.53)	(15.86)
Weighted average number of shares outstanding - Basic	5	14,402,785	3,225,528	10,748,434	1,403,776

Diluted earnings per share - continuing operations	5	(0.25)	(3.22)	(2.38)	(12.69)
Diluted earnings per share - discontinued operations	5	(0.00)	(0.41)	(0.15)	(3.17)
Diluted earnings per share	5	(0.25)	(3.63)	(2.53)	(15.86)
Weighted average number of shares outstanding - Diluted	5	20,665,752	3,225,528	10,748,434	1,403,776

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Interim Condensed Consolidated Statements of Shareholders’ Equity (Deficiency)
(Unaudited)
(Expressed in United States Dollars)

	Share capital: Number	Share capital: Amount	Shares to be issued	Contributed surplus	Foregin currency translation reserve	Deficit	Total equity before non-controlling interest	Non-controlling interest	Total equity
	#	$	$	$	$	$	$	$	$

Balance, as at August 31, 2019	156,440	29,613,406	760,216	2,753,037	(1,333,172)	(39,754,120)	(7,960,633)	293,451	(7,667,182)
Share-based payments	-	-	-	928,954	-	-	928,954	-	928,954
Shares issued on vesting of RSUs	26,667	159,895	-	(159,895)	-	-	-	-	-
Convertible debt conversion	1,583,135	4,428,109	-	-	-	-	4,428,109	-	4,428,109
Private placements, net of costs	502,562	2,694,074	-	-	-	-	2,694,074	-	2,694,074
Shares issued for debt conversion	46,300	632,522	-	-	-	-	632,522	-	632,522
Shares issued on acquisition of UMG	288,561	3,965,823	-	51,027	-	-	4,016,850	-	4,016,850
Shares issued on acquisition of Frankly	2,258,216	12,155,000	-	-	-	-	12,155,000	-	12,155,000
Shares issued on acquisition of Winview	1,759,997	7,579,000	-	-	-	-	7,579,000	-	7,579,000
Common shares issued on exercise of warrants	574,880	6,748,283	-	-	-	-	6,748,283	-	6,748,283
Non-controlling interest in subsidiary	-	-	-	(11,825)	-	-	(11,825)	-	(11,825)
Net loss for the period	-	-	-	-	-	(22,268,787)	(22,268,787)	(68,632)	(22,337,419)
Other comprehensive loss	-	-	-	-	(14,628)	-	(14,628)	-	(14,628)
Balance, as at May 31, 2020	7,196,758	67,976,112	760,216	3,561,298	(1,347,800)	(62,022,907)	8,926,919	224,819	9,151,738

Balance, as at August 31, 2020	7,746,136	69,380,807	1,059,214	4,034,323	(2,334,275)	(72,094,162)	45,907	217,385	263,292
Share-based payments	-	-	-	2,458,744	-	-	2,458,744	-	2,458,744
Shares issued on vesting of RSUs	158,477	1,080,804	-	(900,804)	-	-	180,000	-	180,000
Convertible debt conversion	1,728,848	13,704,605	-	-	-	-	13,704,605	-	13,704,605
Common shares issued on private placement, net of costs	4,435,433	24,225,901	-	770,563	-	-	24,996,464	-	24,996,464
EB bonus shares	6,666	54,061	-	-	-	-	54,061	-	54,061
Shares for debt	40,000	226,556	-	-	-	-	226,556	-	226,556
Common shares issued on exercise of warrants	747,129	7,221,216	-	-	-	-	7,221,216	-	7,221,216
Disposal of Motorsports	-	-	(1,059,214)	-	-	-	(1,059,214)	-	(1,059,214)
Non-controlling interest in subsidiary	-	-	-	(7,357)	-	-	(7,357)	-	(7,357)
Net loss for the period	-	-	-	-	-	(27,180,768)	(27,180,768)	(59,327)	(27,240,095)
Foreign currency translation differences	-	-	-	-	(381,384)	-	(381,384)	-	(381,384)
Balance, as at May 31, 2021	14,862,689	115,893,950	-	6,355,469	(2,715,659)	(99,274,930)	20,258,830	158,058	20,416,888

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in United States Dollars)

	For the nine months ended
	May 31, 2021	May 31, 2020
	$	$
OPERATING ACTIVITIES
Net loss for the period before non-controlling interest	(27,240,095)	(22,337,419)
Items not affecting cash:
Amortization and depreciation	4,139,877	2,152,053
Loss on disposal of Motorsports	678,931	-
Loss on disposal of P&E	9,767	-
Loss on extinguishment of debt	2,428,900	-
Gain on retained interest in former associate	(99,961)	-
Transaction costs	582,333	-
Share of net loss of associate	103,930	-
Change in fair value of warrant liability	(6,247,729)	8,102,802
Change in fair value of convertible debt	7,172,533	(1,209,822)
Change in fair value of contingent consideration	-	82,215
Unrealized foreign exchange gain	-	54,831
Accretion of debt	104,002	-
Share-based payments	2,458,744	928,954
	(15,908,768)	(12,226,386)
Changes in non-cash working capital:
Restricted cash	78,122	(38,018)
Accounts and other receivables	(3,901,989)	(68,222)
Government remittances	(59,609)	(369,432)
Publisher advance	(5,309,262)	-
Prepaid expenses and other	341,604	(205,894)
Accounts payable and accrued liabilities	740,793	1,620,245
Players liability account	(78,122)	38,017
Deferred revenue	1,008,589	1,201,401
	(7,179,874)	2,178,097
	(23,088,642)	(10,048,289)
INVESTING ACTIVITIES
Purchase of property and equipment	(107,464)	(55,062)
Cash acquired on acquisition of Frankly and WinView	-	1,600,701
Bank indebtedness acquired on acquisition of UMG	-	(82,528)
Investment in Allinsports	-	52,355
Acquisition of intangible assets	-	(569,852)
Cash from disposal of Motorsports	24,348	-
	(83,116)	945,614
FINANCING ACTIVITIES
Net proceeds from issuance of Units	31,017,374	3,685,783
Proceeds from issuance of convertible debentures	4,901,393	-
Net (payments) proceeds from promissory notes payable	(2,915,701)	1,801,316
Proceeds from exercise of warrants	5,949,269	3,116,838
Payments on lease financing	(164,410)	-
Payments on long-term debt	(135,457)	(43,750)
Settlement of contingent liability	-	82,214
	38,652,468	8,642,401
Impact of foreign exchange on cash	597,989	-
Change in cash and cash equivalents	16,078,699	(460,274)

Cash and cash equivalents, beginning of period	5,243,278	2,827,014
Cash and cash equivalents, end of period	21,321,977	2,366,740

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

1.	Corporate information and going concern

(a)	Corporate information

The Company focuses on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology and monetization services.

On August 13, 2020, the Company consolidated its shares on the basis of 15 pre-consolidation shares for every 1 post-consolidation share. Current and comparative disclosure has been amended to reflect this share consolidation.

Pursuant to shareholder approval at the July 15, 2020 shareholders’ meeting, effective August 13, 2020, the Company changed its name to Engine Media Holdings, Inc. The Company’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V and OTCQB under the trading symbol MLLLF.

(b)	Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $99,274,930 as of May 31, 2021 (August 31, 2020 – $72,094,162). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital (Note 18), it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities.

As of May 31, 2021, the Company had a working capital deficiency of $5,403,457 (August 31, 2020 – working capital deficiency of $29,663,546) which is comprised of current assets less current liabilities. Excluding non-cash warrant liability, the Company had a working capital surplus of $14,923,379 (August 31, 2020 – working capital deficiency of $15,528,225). The Company also faced uncertain future impacts from COVID-19 (Note 3(b)).

These conditions indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values of goodwill and other long-lived intangibles.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

2.	Statement of compliance and basis of presentation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 22, 2021 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2020.

(b)	Basis of consolidation

The unaudited interim condensed consolidated financial statements comprise the accounts of the Company and its controlled subsidiaries. The financial statements of subsidiaries are included in the unaudited interim condensed consolidated financial statements from the date that control commences until the date that control ceases. Unaudited interim condensed consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The Company’s subsidiaries are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
PGL Consulting Services Inc.	Canada	100%	US Dollar
Pro Gaming League Inc.	Canada	100%	US Dollar
Pro Gaming League Nevada Inc.	USA	100%	US Dollar
Millennial Esports California Corp.	USA	100%	US Dollar
Stream Hatchet S.L.	Spain	100%	Euro
Eden Games S.A.	France	96%	Euro
Frankly Media LLC	USA	100%	US Dollar
WinView, Inc.	USA	100%	US Dollar
UMG Media Ltd.	Canada	100%	Canadian Dollar

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

2.	Statement of compliance and basis of presentation (cont’d)

(c)	Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments which are measured at fair value. In addition, these interim condensed consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

In the preparation of these interim condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Actual results could differ from these estimates.

(d)	Foreign currency translation

The functional currency of the Company is the US Dollar (“USD). The functional currencies of the Company’s subsidiaries are disclosed in Note 2(b). The presentation currency of the interim condensed consolidated financial statements is the US Dollar (“USD”).

(e)	Expense reclassifications

For comparability, certain amounts for the three and nine months ended May 31, 2020 have been reclassified to conform with classifications adopted for the year ended August 31, 2020. With the significant acquisitions of UMG, Media Ltd. (UMG), Frankly Inc. (Frankly) and WinView, Inc. (WinView) during fiscal 2020, many of the prior expense classifications for the three and nine months ended May 31, 2020 did not best represent the nature of the ongoing business. These reclassifications had no effect on net loss or shareholders’ equity (deficiency).

(f)	Income taxes

The Company had no income tax expense for the three and nine months ended May 31, 2021 and 2020. As of May 31, 2021, deferred tax assets have not been recognized because it has not been determined as probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

3.	Significant judgments, estimates and assumptions

The preparation of these interim condensed consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the interim condensed consolidated financial statements.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these interim condensed consolidated financial statements are outlined below.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

3.	Significant judgments, estimates and assumptions (cont’d)

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is a material uncertainty regarding the Company’s ability to continue as a going concern.

(a)	Significant estimates and critical judgments

Information about significant estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

Note 1	Going concern;
Note 26	Expected credit losses;
Note 17	Valuation of warrant liability;
Notes 9 and 10	Goodwill and intangible assets;
Notes 19 and 20	Valuation of share-based payments;
Note 15	Valuation of convertible debt; and
Note 22	Contingencies.

(b)	Uncertainty about the effects of COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. It is anticipated that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

The fact that our business has increasingly shifted to digital channels, we have increased flexibility as we navigate through the uncertain environment and near-term implications of the COVID-19 pandemic. The impact of the pandemic on our business has been mixed thus far. While we have seen some increase in demand for our digital products and services, however, this demand has been more than offset by reduction in spending by our customers.

In an effort to protect the health and safety of our employees, the majority of our workforce is currently working from home and we have placed restrictions on non-essential business travel. We have implemented business continuity plans and have increased support and resources to enable our employees to work remotely and thus far our business has been able to operate with minimal disruption.

The global COVID-19 pandemic remains a rapidly evolving situation. We will continue to actively monitor the developments of the pandemic and may take further actions that could alter our business operations as may be required by federal, state, local, or foreign authorities, or that we determine are in the best interests of our employees, customers, partners and shareholders. It is not clear what effects any such potential actions may have on our business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, our reputation, financial condition, results of operations, revenue, cash flows, liquidity or stock price.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

4.	Significant accounting policies

(a)	Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and

IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”)

IFRS 10 and IAS 28 were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however early adoption is permitted. The Company has not assessed the effect of these pronouncements on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

5.	Net income (loss) per share

Basic net income (loss) per share is calculated using the weighted-average number of common shares outstanding during each period. Diluted net income (loss) per share assumes the conversion, exercise or issuance of all potential common share equivalents unless the effect is to reduce the loss or increase the income per share. For purposes of this calculation, stock options, warrants and RSU’s are considered to be potential common shares and are only included in the calculation of diluted net income (loss) per share when their effect is dilutive.

Due to the net loss incurred during the nine months ended May 31, 2021 and three and nine months ended May 31, 2020, all outstanding options, restricted share units convertible debt and warrants were excluded from diluted weighted-average common shares outstanding as their effect was anti-dilutive.

Basic weighted average common shares outstanding for the three and nine months ended May 31, 2021 were 14,402,785 and 10,748,434, respectively (May 31, 2020 – 3,225,528 and 1,403,776, respectively). Diluted weighted average common shares outstanding for the three months ended May 31, 2021 was 20,665,752.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

6.	Accounts, other receivables, and customer advance

(a)	Accounts and other receivables

The Company’s accounts and other receivables are comprised of the following:

	May 31, 2021	August 31, 2020
	$	$

Trade accounts receivable	8,612,398	4,690,922
Other receivables	53,747	29,406
Allowance for doubtful accounts	(943,534)	(874,438)
	7,722,611	3,845,890

A continuity of the Company’s allowance for doubtful accounts is as follows:

	May 31, 2021	May 31, 2020
	$	$

Alowance for doubtful accounts, beginning of period	(874,438)	-
Acquisition of Frankly	-	(887,763)
Provision, bad debt expense	(72,636)	-
Writeoffs	3,540	13,325
Alowance for doubtful accounts, end of period	(943,534)	(874,438)

(b)	Publisher advance

On February 7, 2021, the Company’s subsidiary Frankly Media LLC, amended its commercial agreement with its largest publisher, which secured a long-term extension. One of the key terms of the amended agreement required the Company to advance $6 million of revenue sharing payments to the publisher under the following schedule:

(i)	$4 million within one day of execution of the amendment;
(ii)	$1 million on or before February 28, 2021; and
(iii)	$1 million on or before March 31, 2021.

The advance is to be recouped through additional withholding on future advertising revenue share payments made to the publisher, beyond Frankly’s share, and is effective for amounts billed for periods February 1, 2021 forward.

As of May 31, 2021, $6 million had been advanced to the publisher and $690,738 had been recouped through the process explained above. As of May 31, 2021, a net amount of $5,309,262 was outstanding on the advance.

The breakout of the publisher advance into current and non-current portions is based on an estimate of advertising billings over the next twelve months and the resulting additional withholding on the related advertising revenue share payments.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

7.	Investment in associate and investment at FVTPL

	Investment in associate	Investment at FVTPL
	$

Balance, August 31, 2020	2,052,008	-
Share of loss in One Up	(103,930)	-
Discontinue use of equity method on retained interest in former associate	(1,948,078)	2,048,039
Balance, May 31, 2021	-	2,048,039

On August 25, 2020, the Company acquired a 20.48% interest in One Up Group, LLC (“One Up”). One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money.

The Company accounted for this investment as an investment in associate under the equity method from acquisition through January 5, 2021. The Company’s equity in the loss of One Up for the period from September 1, 2020 to January 5, 2021 amounted to $103,930.

On January 5, 2021, the Company’s interest in One Up was reduced to 18.62% as a result of One Up closing a financing round. In accordance with IAS 28, the Company discontinued the use of the equity method on January 5, 2021, the date at which its investment ceased being an associate. The difference between the fair value of the Company’s retained interest in One Up and it’s carrying value on January 5, 2021 amounted to $99,961, which is recognized as a gain on retained interest in former associate on the Company’s statement of loss and comprehensive loss.

8.	Property and equipment

Cost	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2019	54,465	209,126	123,298	386,889
Additions	166,193	99,102	115,921	381,216
May 31, 2020	220,658	308,228	239,219	768,105

August 31, 2020	221,653	486,340	173,091	881,084
Additions	-	89,561	17,903	107,464
Disposals	-	(9,767)	-	(9,767)
Disposal of Motorsports	(2,631)	(47,645)	(18,118)	(68,394)
Foreign exchange	132	11,518	802	12,452
May 31, 2021	219,154	530,007	173,678	922,839

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

8.	Property and equipment (cont’d)

Accumulated depreciation	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2019	51,847	181,089	68,700	301,636
Depreciation	4,247	4,727	66,599	75,573
May 31, 2020	56,094	185,816	135,299	377,209

August 31, 2020	57,517	307,508	106,670	471,695
Depreciation	4,082	78,421	19,215	101,718
Disposal of Motorsports	-	(11,068)	(9,910)	(20,978)
Foreign exchange	183	9,161	798	10,142
May 31, 2021	61,782	384,022	116,773	562,577

Net book value	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2020	164,136	178,832	66,421	409,389
May 31, 2021	157,372	145,985	56,905	360,262

9.	Goodwill

	May 31, 2021	May 31, 2020
	$	$

Balance, beginning of period	18,785,807	651,354
Acquisition of UMG	-	3,441,021
Acquisition of Frankly	-	14,895,595
Effect of foreign exchange	42,055	(459)
Balance, end of period	18,827,862	18,987,511

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

10.	Intangible assets

Cost	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2019	-	760,323	5,055,798	1,662,993	477,592	7,956,706
Acquisition of UMG	-	846,000	-	288,946	333,704	1,468,650
Acquisition of Frankly	-	-	2,000,000	100,000	2,700,000	4,800,000
Acquisition of WinView	9,430,265	-	-	-	-	9,430,265
Acquisition of WTF1	-	-	557,709	-	-	557,709
Additions	-	-	54,680	-	-	54,680
Foreign exchange	-	3,890	(50,304)	3,055	822	(42,537)
May 31, 2020	9,430,265	1,610,213	7,617,883	2,054,994	3,512,118	24,225,473

August 31, 2020	9,430,265	1,322,802	10,763,975	2,310,475	3,671,954	27,499,471
Disposal of Motorsports	-	-	(3,598,869)	(201,627)	(222,650)	(4,023,146)
Foreign exchange	-	26,660	437,252	134,524	8,691	607,127
May 31, 2021	9,430,265	1,349,462	7,602,358	2,243,372	3,457,995	24,083,452

Accumulated amortization	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2019	-	628,277	2,634,338	673,302	296,061	4,231,978
Amortization	157,171	137,630	1,345,505	247,820	84,940	1,973,066
Foreign exchange	-	3,214	13,826	1,237	510	18,787
May 31, 2020	157,171	769,121	3,993,669	922,359	381,511	6,223,831

August 31, 2020	628,684	793,041	4,909,000	1,077,491	648,933	8,057,149
Amortization	1,414,540	131,944	1,538,835	363,583	445,317	3,894,219
Disposal of Motorsports	-	-	(532,412)	(201,627)	(222,650)	(956,689)
Foreign exchange	-	23,145	409,553	69,613	(77,318)	424,993
May 31, 2021	2,043,224	948,130	6,324,976	1,309,060	794,282	11,419,672

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

10.	Intangible assets (cont’d)

Net book value	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2020	8,801,581	529,761	5,854,975	1,232,984	3,023,021	19,442,322
May 31, 2021	7,387,041	401,332	1,277,382	934,312	2,663,713	12,663,780

11.	Right-of-use assets

	May 31, 2021	May 31, 2020
	$	$

Balance, beginning of period	550,478	-
Additions to right-of-use assets on adoption of IFRS 16, September 1, 2019	-	234,215
Acquisition of UMG	-	388,996
Depreciation	(143,940)	(64,566)
Effect of foreign exchange	2,532	-
Balance, end of period	409,070	558,645

Right of use assets consist primarily of leases for corporate office facilities and are amortized on a monthly basis over the term of the lease, or useful life, if shorter.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

12.	Lease liabilities

Lease liabilities are measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an average interest rate of 7.75%, which is the Company’s estimated incremental borrowing rate. The continuity of the lease liabilities is presented in the table below:

	Equipment	Office lease	Total
	$	$	$

Balance, August 31, 2019	-	-	-
Additions to right-of-use assets on adoption of IFRS 16, September 1, 2019	-	234,215	234,215
Acquisition of UMG	19,770	388,996	408,766
Interest expense	146	7,060	7,206
Payments	(1,799)	(69,197)	(70,996)
Balance, May 31, 2020	18,117	561,074	579,191

	Equipment	Office lease	Total
	$	$	$

Balance, August 31, 2020	35,457	536,691	572,148
Acquired	-	-	-
Interest expense	1,548	24,844	26,392
Payments	(10,035)	(154,375)	(164,410)
Effect of foreign exchange	-	2,708	2,708
Balance, May 31, 2021	26,970	409,868	436,838

The Company’s lease obligation is classified as follows:

	Equipment	Office lease	Total
	$	$	$
As of August 31, 2020:
Less than one year	11,409	174,262	185,671
Greater than one year	24,048	362,429	386,477
Total lease obligation	35,457	536,691	572,148

As of May 31, 2021:
Less than one year	11,977	178,468	190,445
Greater than one year	14,993	231,400	246,393
Total lease obligation	26,970	409,868	436,838

13.	Players liability account

The Players liability account consists of UMG and WinView cash deposited by players, plus any prize winnings, less any fees for match game play and withdrawal requests processed to date. As of May 31, 2021, the players liability account balance is the total amount payable if all players were to request closure of their accounts. As of May 31, 2021, the players account liability and corresponding restricted cash balances were the same.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

14.	Promissory notes payable and other borrowings

(a)	Promissory notes

The Company has promissory notes with a balance of $200,000 (August 31, 2020 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of May 31, 2021, interest of $125,394 has been accrued (August 31, 2020 – $83,435).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of May 31, 2021, $577,825 was due under the note (August 31, 2020 – $1,527,582). The note is secured by the assets of WinView, bears interest at 8%, and is currently due. As of May 31, 2021, no interest is accrued on this note (August 31, 2020 – $63,612).

(b)	Paycheck Protection Program (the “PPP”) loans

In April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company has applied for and expects to receive forgiveness of all amounts due under the Notes.

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. However, no principal payments are due until the SBA determines whether to forgive the amounts The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of August 31, 2020, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020. As of the date of this filing, two of the three PPP loans in the amount of $1,379,684 were formally forgiven.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

14.	Promissory notes payable and other borrowings (cont’d)

(c)	Frankly line of credit

On January 7, 2020, the Company’s Frankly Media LLC subsidiary (“Frankly Media”) entered an agreement with an arm’s length lender, EB Acquisition Company, LLC (the “Lender”), whereby the Lender agreed, subject to the terms and conditions thereof, to provide Frankly Media with a revolving term line of credit in the principal amount of up to $5 million (the “EB Loan”).

The EB Loan had a one-year term, extendable for a second year upon the mutual agreement of Lender and Frankly Media; and was secured by a security interest in Frankly Media’s assets, as well as a guarantee by the Company, secured against the Company’s assets.

On December 1, 2020, the EB Loan was amended (the “Amended EB Loan”). The amendment extended the maturity date by one year and added a conversion feature to $1 million of the $5 million principal outstanding. The conversion feature allowed the holder to convert $1 million into common shares of the Company at a conversion price of $11.25 per common share. On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

As of the date of Amended EB Loan, December 1, 2020, the Company has accounted for the loan as convertible debt at FVTPL. As such, the Amended EB Loan was recognized within convertible debt (Note 15).

The carrying value of the line of credit as of May 31, 2021 was $nil (August 31, 2020 – $4,919,507).

15.	Convertible debt

The continuity of convertible debt for the nine months ended May 31, 2021 and 2020, is as follows:

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2020	2,121,869	8,671,590	-	-	10,793,459
Issuances	-	4,282,477	-	-	4,282,477
Exchange of EB Loan for Amended EB Loan	-	-	5,043,103	-	5,043,103
Exchange of Amended EB Loan for EB CD	-	-	(4,931,813)	7,394,022	2,462,209
Conversion - common shares issued	(1,500,214)	(12,204,391)	-	-	(13,704,605)
Conversion - warrants issued	(1,103,661)	(4,256,114)	-	-	(5,359,775)
Interest expense	47,325	347,773	138,710	125,000	658,808
Accrued interest on conversion / interest payments	(101,247)	(256,300)	(250,000)	-	(607,547)
Effect of foreign exchange	180,830	-	-	-	180,830
Change in fair value	1,486,061	5,634,688	-	51,784	7,172,533
Balance, May 31, 2021	1,130,963	2,219,723	-	7,570,806	10,921,492

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

15.	Convertible debt (cont’d)

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2019	12,532,723	-	-	-	12,532,723
Conversion - common shares issued	(4,428,109)	-	-	-	(4,428,109)
Conversion - warrants issued	(4,416,160)	-	-	-	(4,416,160)
Interest expense	322,778	-	-	-	322,778
Accrued interest on conversion	(255,371)	-	-	-	(255,371)
Effect of foreign exchange	(320,213)	-	-	-	(320,213)
Change in fair value	(1,209,822)	-	-	-	(1,209,822)
Balance, May 31, 2020	2,225,826	-	-	-	2,225,826

(a)	Conversions during the period

2019 Series

During the nine months ended May 31, 2021, 2019 Series convertible debentures with a principal amount of CAD$1,315,000 (2020 – CAD$11,873,510) were converted into 175,331 units (2020 – 1,583,135), and as a result, the Company issued 175,331 common shares and 175,331 warrants (2020 – 1,583,135 common shares and 1,583,135 warrants). The fair value of the convertible debentures at the time of conversion was estimated using the binomial lattice model with the below assumptions:

Share price of CAD$11.65 – $14.15 (2020 – CAD$7.05 – $18,00); term of 1.36 – 1.90 years (2020 – 2.23 and 2.52); conversion price and warrant exercise price of CAD$7.50 (2020 – CAD$7.50); interest rate of 6% (2020 – 6%); expected volatility of 98.5% – 179% (2020 – 168.65% – 181.93%); risk-free interest rate of 0.21% - 0.27% (2020 – 0.26% – 0.96%); exchange rate of 0.7651 – 0.8286 (2020 – 0.6899 – 0.7483); and an expected dividend yield of 0% (2020 – 0%). The fair value assigned to these convertible debentures was $2,603,875 (2020 – $8,844,269).

This value was split between common shares and warrants as $1,500,214 (2020 – $4,428,109) and $1,103,661 (2020 – $4,416,160), respectively.

2020 Series

During the nine months ended May 31, 2021, 2020 Series convertible debentures with a principal amount of $11,651,393 (2020 – nil) were converted or settled into 1,553,518 units, and as a result, the Company issued 1,553,518 common shares and 1,134,305 warrants. The fair value of the convertible debentures at the time of conversion or settlement was estimated using the binomial lattice model with the below assumptions:

Share price of $7.79 – $9.92; term of 1.44 – 1.77 years; conversion price of $7.50; warrant exercise price of $15.00, interest rate of 10%; expected volatility of 95% – 98.5%; risk-free interest rate of 0.09% - 0.13%; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures was $16,460,505.

This value was split between common shares and warrants as $12,204,391 and $4,256,114, respectively.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

15.	Convertible debt (cont’d)

(b)	Issuances during the period

During the nine months ended May 31, 2021, 2020 Series convertible debentures with a principal amount of $2,901,393 were issued for gross proceeds of $2,901,393. In addition, in November 2020, $2,000,000 of convertible debentures from the Company’s standby convertible debenture facility were issued along with 224,719 warrants for gross proceeds of $2,000,000 (Note 15(f)). Of the gross proceeds of $2,000,000, $1,381,084 was allocated to the convertible debt and $618,916 was allocated to the 224,719 warrants issued (Note 15(f)). The total fair value recorded to convertible debt for issuances above amounted to $4,282,477.

On December 1, 2020, the EB Loan was amended (Note 14(c)). The amendment extended the maturity date by one year and added a conversion feature to $1 million of the $5 million principal outstanding. The conversion feature allowed the holder to convert $1 million into common shares of the Company at a conversion price of $11.25 per common share. On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5 million. The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

The fair value of the Amended EB Loan on December 1, 2020 was $5,043,103. The carrying value of the former EB Loan on December 1, 2020, consisted of $5 million in principal and 76,412 in accrued interest, for total carrying value on the amendment date of 5,076,412. As a result, a gain on extinguishment of debt of $33,309 was recognized. The fair value of the EB CD on the date of issuance of February 24, 2021 was $7,394,022. The fair value of the Amended EB Loan on February 24, 2021 was $4,931,813. As a result, a loss on extinguishment of debt of $2,462,209 was recognized. The above two transactions resulted in a loss on extinguishment of debt in the second quarter of $2,428,900.

(c)	2019 Series

As of May 31, 2021, the fair value of the 2019 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2019 Series	May 31, 2021 (CA$)	August 31, 2020 (CA$)

Share price	10.42	11.65
Conversion price	7.50	7.50
Warrant exercise price	7.50	7.50

Term, in years	1.10 - 1.19	1.85 - 1.94
Interest rate	6%	6%
Expected volatility	90.00%	179.00%
Risk-free interest rate	0.20%	0.25%
Exchange rate	0.8286	0.7651
Expected dividend yield	0%	0%

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

15.	Convertible debt (cont’d)

(d)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit. As of December 19, 2020, the Company had not obtained registration rights in the United States. As such, the conversion price is $7.50 per Unit and the interest rate increased to 10% on December 19, 2020.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

(e)	2020 Series - One Up

These convertible debentures (the “2020 Series One Up” debentures) have identical terms as the 2020 Series debentures except that the minimum conversion price of $7.50 per Unit (as described above) will be US$9.50 per Unit. The 2020 Series One Up convertible debentures had a fair value at issuance of $3,078,550.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

15.	Convertible debt (cont’d)

(f)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units.

In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

The proceeds of $2,000,000 from the first draw were allocated between convertible debt and warrant liability with $1,381,084 allocated to convertible debt and $618,916 allocated to the 224,719 warrants issued. The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

As of May 31, 2021, the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	May 31, 2021 (US$)	August 31, 2020 (US$)

Share price	8.63	8.92
Conversion price	8.90	7.50 - 9.50
Warrant exercise price	-	15.00

Term, in years	1.47	1.97 - 1.98
Interest rate	10%	5% and 10%
Expected volatility	90.00%	200.00%
Risk-free interest rate	0.09%	0.14%
Expected dividend yield	0%	0%

(g)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

15.	Convertible debt (cont’d)

(g)	EB CD

As of May 31, 2021, the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	May 31, 2021 (US$)	August 31, 2020 (US$)

Share price	8.63	-
Conversion price	10.25	-
Warrant exercise price	15.00	-

Term, in years	2.74	-
Interest rate	10%	-
Expected volatility	90.00%	-
Risk-free interest rate	0.26%	-
Expected dividend yield	0%	-

16.	Long-term debt

The Company has an unsecured, non-interest bearing loan that matures on June 30, 2022. The loan bears interest at 0% per annum. As of May 31, 2021, the present value of the loan was $122,684 (August 31, 2020 – $230,932), accretion having been charged to interest expense on the Company’s consolidated statements of loss and comprehensive loss for nine months ended May 31, 2021 of $23,509 (May 31, 2020 – $4,091). A discount rate of 10% was used (August 31, 2020 – 10%).

Scheduled repayments are: € 90,000 ($109,962) and € 22,500 ($27,491) between 0 – 12 months and 12 – 24 months, respectively, from May 31, 2021.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

17.	Warrant liability

The following table reflects the continuity of the Company’s warrant liability for the nine months ended May 31, 2021 and 2020:

Amount
$

Balance at August 31, 2020	14,135,321
Issued on conversion of convertible debt	5,359,775
Issued in private placement of convertible debentures	618,916
Issued in private placement of units	6,603,243
Exercised	(1,271,947)
Change in fair value	(6,247,729)
Foreign exchange	1,129,257
Balance, May 31, 2021	20,326,836

Amount
$

Balance at August 31, 2019	296,795
Issued in acquisition of Frankly	2,157,000
Issued on conversion of convertible debt	4,416,160
Issued in private placement of units	991,709
Exercised	(3,631,445)
Change in fair value	8,102,802
Foreign exchange	94,916
Balance, May 31, 2020	12,427,937

The following table reflects the continuity of the Company’s outstanding warrants for the nine months ended May 31, 2021 and 2020:

	Number of		Weighted-average exercise price
	warrants	CAD	USD
	#	$	$

Outstanding, August 31, 2020	2,405,369	9.60	7.36
Issued on conversion of convertible debt	1,309,636	16.68	13.82
Issued in private placement of convertible debentures	224,719	18.10	15.00
Issued in private placement of units	2,185,885	18.10	15.00
Exercised	(747,129)	9.64	7.98
Expired	(222,842)	10.03	8.31
Oustanding as at May 31, 2021	5,155,638	15.35	12.72

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

	Number of		Weighted-average exercise price
	warrants	CAD	USD
	#	$	$

Outstanding, August 31, 2019	29,317	448.57	325.36
Issued	1,834,416	8.54	6.19
Issued on acquisition of UMG	9,944	174.18	126.33
Issued in acquisition of Frankly	1,055,037	9.69	7.03
Exercised	(574,880)	7.50	5.44
Expired	(11,145)	1,026.38	744.46
Oustanding as at May 31, 2020	2,342,689	10.68	7.74

The following table reflects the warrants issued and outstanding as of May 31, 2021:

		Warrants outstanding			Warrants exercisable
		Average exercise price		Average remaining	Weighted	Weighted number exercisable price
Expiry date	Number outstanding	CAD	USD	contractual life (years)	number exercisable	CAD	USD
July 11, 2021	3,955	205.20	170.03	0.11	3,955	205.20	170.03
March 13, 2022	123,159	10.50	8.70	0.78	123,159	10.50	8.70
November 20, 2022	224,719	18.10	15.00	1.47	224,719	18.10	15.00
December 20, 2022	29,066	27.00	22.37	1.56	29,066	27.00	22.37
March 20, 2023	27,777	13.50	11.19	1.80	27,777	13.50	11.19
March 30, 2023	46,909	13.50	11.19	1.83	46,909	13.50	11.19
March 31, 2023	17,222	13.50	11.19	1.83	17,222	13.50	11.19
May 27, 2023	130,304	13.50	11.19	1.99	130,304	13.50	11.19
January 8, 2024	1,775,366	18.10	15.00	2.61	1,775,366	18.10	15.00
January 22, 2024	476,482	18.10	15.00	2.65	476,482	18.10	15.00
February 24, 2024	1,006,677	18.10	15.00	2.74	1,006,677	18.10	15.00
July 8, 2024	445,982	7.50	6.21	3.11	445,982	7.50	6.21
July 25, 2024	450,222	7.50	6.21	3.15	450,222	7.50	6.21
August 8, 2024	336,133	7.50	6.21	3.19	336,133	7.50	6.21
August 19, 2024	49,999	18.10	15.00	3.22	49,999	18.10	15.00
September 15, 2024	11,666	18.10	15.00	3.30	11,666	18.10	15.00
	5,155,638	$15.35	$12.72	2.64	5,155,638	$15.35	$12.72

As of May 31, 2021, the fair value of the 5,155,638 warrants outstanding (August 31, 2020 – 2,405,369) was determined to be $20,326,836 (August 31, 2020 – $14,135,321) as calculated using the Black Scholes option pricing model with the following range of assumptions: 0.11 – 3.30 years (August 31, 2020 – 0.23 – 3.94) as expected average life; share price of CAD$10.42 (August 31, 2020 – CAD$11.65); exercise price of CAD$7.50 – CAD$205.20 (August 31, 2020 – CAD$7.50 – CAD$205.20); 70% - 90% expected volatility (August 31, 2020 – 115% - 136%); risk free interest rate of 0.19% - 0.54% (August 31, 2020 – 0.23% - 0.32%); and an expected dividend yield of 0%.

If all warrants outstanding and exercisable as of May 31, 2021 were exercised, the Company would receive cash from exercise of approximately $65.6 million.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

(a)	Warrants exercised during the period

During the nine months ended May 31, 2021, the holders of 747,129 warrants exercised their right to convert the warrants into the Company’s common shares at an exercise price of CAD$7.50 - $9.75. As a result of the underlying exercise of warrants, the Company received $5,949,269 in cash proceeds and the intrinsic value of the underlying warrants at the date of exercise of $1,271,947 was transferred to share capital, for a total addition to share capital of $7,221,216.

(b)	Warrants issued during the period

During the nine months ended May 31, 2021, the Company issued 1,309,636 warrants (May 31, 2020 – 1,583,135) in connection with conversion of convertible debt (Note 15(a)), 224,719 warrants (May 31, 2020 – nil) in connection with the private placement of convertible debentures (Note 15(f)) and 2,377,272 warrants (May 31, 2020 – 251,281) in connection with the private placement of units (Note 18(c)), for a total number of 3,911,627 warrants issued (May 31, 2020 – 1,834,416 warrants issued, excluding warrants issued in connection with acquisitions as highlighted in the continuity above). Of the 2,377,272 warrants issued in connection with the private placement of units, 2,185,885 were issued for proceeds and recorded within warrant liability above, with the remaining 191,387 representing warrants issued as fees to finders, and consequently, recorded within contributed surplus (Note 17(e)).

(c)	Warrants issued on conversion of convertible debt

2019 Series

During the nine months ended May 31, 2021 the Company issued 175,331 warrants (May 31, 2020 – 1,583,135) in conjunction with the conversion of convertible debt. The fair value of the 175,331 warrants (May 31, 2020 – 1,583,135) issued was determined to be $1,103,661 (May 31, 2020 – $4,416,160) as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.36 – 3.90 years as expected average life (May 31, 2020 – 4.20 to 4.91); share price of CAD$9.50 – $12.33 (May 31, 2020 – CAD$7.05 – $25.65); exercise price of CAD$7.50 (May 31, 2020 – CAD$7.50); 98.5% - 136% expected volatility (May 31, 2020 – 136%); risk free interest rate of 0.25% - 0.54% (May 31, 2020 – 0.33% and 1.71%); and an expected dividend yield of 0% (May 31, 2020 – 0%).

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on conversion of convertible debt is based on a relative fair value allocation between the common shares issued and warrants issued on conversion.

2020 Series

During the nine months ended May 31, 2021 the Company issued 1,134,305 warrants (May 31, 2020 – nil) in conjunction with the conversion of convertible debt. The fair value of the 1,134,305 warrants issued was determined to be $4,256,114 as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.00 – 3.50 years as expected average life; share price of $7.79 – $11.17; exercise price of $15.00; 98.5% expected volatility; risk free interest rate of 0.29% - 0.57%; and an expected dividend yield of 0%.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on conversion of convertible debt is based on a relative fair value allocation between the common shares issued and warrants issued on conversion.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

17.	Warrant liability (cont’d)

(d)	Warrants issued on private placement of standby convertible debentures

During the nine months ended May 31, 2021 the Company issued 224,719 warrants in connection with the private placement of convertible debentures under its standby convertible debenture facility (Note 15(f)).

(e)	Warrants issued on private placement of units

During the nine months ended May 31, 2021 the Company issued 2,377,272 warrants (May 31, 2020 – 251,281) in conjunction with the private placement of units. Of the 2,377,272 warrants issued, 191,387 were issued to finders as fees for services. The fair value of warrants issued to finders are recorded within contributed surplus at fair value on the date of issuance. The remaining 2,185,885 warrants issued for proceeds are reflected within warrant liability. The fair value of the 2,377,272 warrants issued (May 31, 2020 – 251,281) was determined to be $7,373,806 (May 31, 2020 – $991,708) as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.00 years as expected average life (May 31, 2020 – 3.00); share price of $7.79 – $10.00 (May 31, 2020 – CAD$8.55 – $18.45); exercise price of $15.00 (May 31, 2020 – CAD$13.50 –$27.00); 98.5% expected volatility (May 31, 2020 – 136%); risk free interest rate of 0.29% - 0.43% (May 31, 2020 – 0.32% – 1.72%); and an expected dividend yield of 0% (May 31, 2020 – 0%).

Of the $7,373,806 total fair value, $6,603,243 was the fair value of the 2,185,885 warrants issued for proceeds, and recorded within warrant liability, with $770,563 being the fair value of the 191,387 warrants issued to finders and recorded within contributed surplus.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on the issuance of the units is based on a relative fair value allocation between the common shares issued and warrants issued.

18.	Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

(b)	Issued and outstanding, common shares

	Shares	Consideration
	#	$

Balance, August 31, 2020	7,746,136	69,380,807
Shares issued on vesting of RSUs	158,477	1,080,804
Convertible debt conversion	1,728,848	13,704,605
Common shares issued on private placement, net of costs	4,435,433	24,225,901
EB bonus shares	6,666	54,061
Shares for debt	40,000	226,556
Common shares issued on exercise of warrants	747,129	7,221,216
Balance, May 31, 2021	14,862,689	115,893,950

18.	Share capital (cont’d)

(b)	Issued and outstanding, common shares (cont’d)

	Shares	Consideration
	#	$

Balance, August 31, 2019	156,440	29,613,406
Shares issued on vesting of RSUs	26,667	159,895
Convertible debt conversion	1,583,135	4,428,109
Private placements, net of costs	502,562	2,694,074
Shares issued for debt conversion	46,300	632,522
Shares issued on acquisition of UMG	288,561	3,965,823
Shares issued on acquisition of Frankly	2,258,216	12,155,000
Shares issued on acquisition of Winview	1,759,997	7,579,000
Common shares issued on exercise of warrants	574,880	6,748,283
Balance, May 31, 2020	7,196,758	67,976,112

(c)	Activity for the period

Private Placement of units

In January and February 2021, the Company closed on the issuance of 4,371,767 units (the “Units”) for gross proceeds of $32,788,253 of non-brokered private placements. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company at a price of $15.00 per share for a period of 3 years provided that: (i) if the common shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least $30,000,000, and (iii) the closing price of the common shares on NASDAQ is $30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the Warrants to the 30th day after the date written notice is provided to the holders.

The Company paid cash commissions to eligible finders under the offering of $1,681,477 and regulatory and legal fees of $89,402. Net cash proceeds from the offering amounted to $31,017,374.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

In addition to the cash finder’s fees discussed above, the Company issued the following securities as partial payment of commissions to finders: 63,666 Units; and, 159,554 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

The total number of common shares issued as a result of the private placements totaled 4,435,433, which was comprised of 4,371,767 Units issued for proceeds and 63,666 Units issued as partial payment to finders. The total number of warrants issued totaled 2,377,272, which was comprised of warrants issued as part of the Units issued of 2,217,718 (50% of Units issued) and 159,554 finders warrants issued.

The total amount recorded to shareholder’s equity (deficit) resulting from the private placements of Units amounted to $24,225,901. This amount is comprised of the following: (i) $26,185,009 allocated to the common shares issued of total gross proceeds of $32,788,253, with $6,603,244 being allocated to the warrants; plus (ii) $383,720 allocated to the common shares issued of total fair value of finder’s Units of $477,495, with $93,775 being allocated to the warrants; less share issue costs totaling $2,925,161 comprised of the following; (i) total fair value of finder’s Units of $477,495; plus (ii) total fair value of finder’s warrants of $676,787; plus (iii) cash finder’s fees of $1,681,477; plus (iv) regulatory and legal fees of $89,402; less (v) portion of total share issuance costs allocated to the warrants issued of $582,333. As the warrants issued are accounted for at FVTPL, these share issuance costs were recorded within transaction costs on the Statements of Loss and Comprehensive Loss.

The total amount recorded to warrant liability resulting from the private placements of Units amounted to $7,373,806. This is comprised of the allocation of gross proceeds of $6,603,244, finder’s Units issued of $93,775 and fair value of finder’s warrants of $676,787.

The fair value allocated between the common shares and warrants on the issuance of the Units is based on a relative fair value allocation between the common shares issued and warrants issued. Refer to warrant liability note for discussion of the key assumptions used in valuation of the warrants as part of the relative fair value allocation.

Other activity

During the nine months ended May 31, 2021, the Company had the following additional activity to share capital: (i) issued 158,477 common shares upon vesting of an equal number of RSUs (Note 20); (ii) issued 1,728,848 common shares in connection with conversion of convertible debt (Note 15(a)), (iii) issued 747,129 common shares in connection with the exercise of warrants (Note 17(a)); (iv) issued 40,000 common shares for cancelation of $226,556 of debt (shares for debt); and (v) issued 6,666 common shares valued at $54,061 as an amendment fee to the lender in connection with the Amended EB Loan (the “EB Bonus Shares”). In addition to the EB Bonus Shares, the Company paid the lender a cash fee of $100,000. The amendment fees were recorded within interest expense as the Amended EB Loan and subsequent EB CD is being accounted for at FVTPL.

19.	Stock options

On July 15, 2020, the Company adopted an amended and restated equity incentive plan (“Omnibus Plan”), which amends and restates the equity incentive plan which was previously established as of October 9, 2019. Under the amendments, there were no changes in the terms of previously issued awards. Under the Omnibus Plan, the total number of common shares reserved and available for grant and issuance pursuant to awards shall not exceed 1,501,084 common shares.

Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

19.	Stock options (cont’d)

The following table reflects the continuity of stock options for the nine months ended May 31, 2021 and 2020:

	Weighted-average
	Number of stock options	Exercise price	Grant-date fair value	Remaining contractual term
	#	$	$	(yrs.)

Balance, August 31, 2019	6,971	169.30	50.79	5.84
Issued on acquisition of UMG	16,606	63.30	2.32
Issued on acquisition of Frankly	64,659	9.22	5.07
Granted	169,995	7.91	4.38
Expired/Cancelled	(5,110)	185.97	55.79
Balance, May 31, 2020	253,121	12.73	4.67	4.56

Balance, August 31, 2020	253,121	12.73	4.39	4.31
Granted	1,333	7.38	6.24
Expired/Cancelled	(16,694)	20.90	8.56
Balance, May 31, 2021	237,760	12.13	4.40	3.30

Vested and expected to vest, May 31, 2021	234,686	12.21	4.39	3.23
Exerciseable as at May 31, 2021	207,000	13.11	4.28	2.52

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

The following table reflects the stock options issued and outstanding as of May 31, 2021:

	Outstanding		Weighted average exercise price	Weighted average remaining contractual term
Expiry date	options	CAD	USD	(Years)
July 11, 2021	632	164.40	126.58	0.11
July 15, 2021	9,490	41.10	31.64	0.12
December 10, 2021	1,564	93.30	71.84	0.53
June 30, 2022	4,428	153.45	118.15	1.08
April 1, 2023	104,998	11.25	7.91	1.84
October 31, 2023	64,997	11.25	7.91	2.42
January 29, 2025	46	106.50	76.43	3.67
August 25, 2025	340	106.50	76.43	4.24
September 23, 2025	11	106.50	76.43	4.32
February 10, 2026	1,443	106.50	76.43	4.70
May 19, 2026	4	106.50	76.43	4.97
May 23, 2026	9	106.50	76.43	4.98
March 3, 2027	1,256	106.50	76.43	5.76
July 31, 2027	159	106.50	76.43	6.17
November 3, 2027	133	106.50	76.43	6.43
November 7, 2029	46,251	7.50	5.38	8.44
April 20, 2030	666	7.05	5.06	8.89
December 2, 2030	1,333	9.50	7.38	9.51
	237,760	16.65	12.13	3.30

Of the 237,760 options outstanding as of May 31, 2021 (August 31, 2020 – 253,121), 207,000 are exercisable as of May 31, 2021 (August 31, 2020 – 191,730). During the nine months ended May 31, 2021, share-based compensation expense for the Company’s stock options was $90,411 (May 31, 2020 – $765,167).

20.	Restricted share units

The Omnibus Plan allows the Company to award restricted share units to officers, employees, directors and consultants of the Company and its subsidiaries upon such conditions as the board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the board.

The TSXV requires the Company to fix the number of common shares to be issued in settlement of awards that are not options. The maximum number of common shares available for issuance pursuant to the settlement of RSUs shall be an aggregate of 750,542 common shares.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

The Company’s outstanding RSUs are as follows:

Number
#

Balance, August 31, 2019	-
Issued on acquisition of Frankly	50,039
Granted	26,667
Vested	(26,667)
Cancelled	-
Balance, May 31, 2020	50,039

Balance, August 31, 2020	402,372
Granted	330,896
Vested	(158,477)
Cancelled	(11,855)
Balance, May 31, 2021	562,936

During the nine months ending May 31, 2021, the Company granted 330,896 RSUs pursuant to the Company’s incentive plan to a former officer and key management employees. The fair value of these RSUs was estimated based on the closing price of CAD$8.85 – CAD$12.01 for a total fair value on date of grant of CAD$3,224,579. Of the 330,896 RSUs granted, 75,944 were severance compensation to a former officer. As these RSUs were issued as severance compensation, the grant date fair value of CAD$713,874 ($550,896) was recognized on the grant date. The fair value of the remaining RSUs will be recognized as stocked-based compensation expense over the vesting period, which is generally three years.

During the nine months ended May 31, 2021, share-based compensation expense for the Company’s RSUs was $2,368,333.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

21.	Capital management

The Company considers its capital to be its shareholders’ equity.

As of May 31, 2021, the Company had shareholders’ equity before non-controlling interests of $20,258,830 (August 31, 2020 – $45,907).

The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the three and nine months ended May 31, 2021 and 2020.

22.	Commitments and contingencies

(a)	Royalty expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil for the three and nine months ended May 31, 2021 and 2020.

(b)	Consulting contracts

Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay to certain employees of Eden Games, nine months’ severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds specified amounts, a bonus shall be paid up to a maximum of £100,000 ($121,561) on an annual basis. As no triggering events have taken place related to the contingencies to May 31, 2021, no provision has been made in these unaudited interim condensed consolidated financial statements.

(c)	Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provides for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company. The purchase agreement included the requirement of $1.2 million to be advanced against the purchase price. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the failure to provide audited financial statements, had not been satisfied.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

22.	Commitments and contingencies (cont’d)

(c)	Litigation and arbitration (cont’d)

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports are seeking US$20,000,000 in damages. A hearing in this matter was held in May of 2021, and a ruling has not yet been issued.

Separately, in April of 2021, the Company received a copy of a complaint filed by 3CI Holdings, LLP in the Circuit Court for the 11th Judicial Circuit for Miami-Dade naming Allinsports, A1 Simulation LLC (an entity purported to be a subsidiary of Allinsports), and the Company, seeking to hold the parties, including Company, responsible for unpaid rent under a lease agreement between 3CI’s predecessors in interest and A1 Simulation, and seeking damages of at least $2.89 million. On July 6, 2021, the Company filed motion to dismiss the complaint in this matter.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to Engine. The relief sought includes rescission of the sale of Winview to Engine and compensatory damages. The Company does not believe that the action has merit and neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020 Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview.

On July 15, 2021, a complaint was filed against Winview Inc. by Bleacher League Entertainment, Inc. in the United States District Court for the District of Delaware, alleging that Winview had violated two if Bleacher’s patents covering an interactive themed baseball game and seeking damages and other relief. Following a preliminary review of the complaint, the Company does not believe that these claims have merit and intends to vigorously defend this matter.

On July 7, 2021, Winview Inc. filed a patent infringement lawsuit against DraftKings Inc. and on July 19, 2021, Winview filed a patent infringement lawsuit against FanDuel, Inc. These actions, which are pending in the United States District Court for the District of New Jersey, allege that various gaming services provided by DraftKings and FanDuel infringe WinView’s United States Patent No. 9,878,243entitled “Methodology for Equalizing Systemic Latencies in Television Reception in Connection with Games of Skill Played in Connection with Live Television Programming” and United States Patent No. 10,721,543 entitled “Method Of and System For Managing Client Resources and Assets for Activities On Computing Devices.” These actions seek the recovery of damages and other appropriate relief.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

23.	Discontinued operations

On November 3, 2020, the Company, following a detailed strategic review in connection with the merger of Torque Esports, Frankly and WinView, announced that it has completed the sale of IDEAS+CARS, The Race Media, WTF1, Driver DataDB and Lets Go Racing (collectively the “Motorsport Group”) to Ideas + Cars Holdings Limited, a third party investment group based in the UK. As a result, the Company is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. Accordingly, the operational results for this group have been presented as a discontinued operation.

Consideration transferred for the Motorsport Group was as follows:

Amount
$
Consideration received or receivable:
Accounts payable assumed	101,322
Deferred purchase consideration of LGR	333,503
Fair value of contingent consideration	1,321,281
Total disposal consideration	1,756,106
Carrying amount of net assets sold	(2,334,303)
Loss on disposal before income tax and reclassification of foreign currency translation reserve	(578,197)

Reclassification of foreign currency translation reserve	(100,734)
Loss on disposal of Motorsports	(678,931)

The net assets of the Motorsport Group as of the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash and cash equivalents	(24,348)
Restricted cash	-
Accounts and other receivables	126,590
Government remittances	25,095
Prepaid expenses and other	24,113
Property and equipment	47,416
Intangible assets	3,066,457
Total assets of disposal group	3,265,323

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable and accrued liabilities	931,020
Total liabilities of disposal group	931,020

Net assets of disposal group	2,334,303

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

23.	Discontinued operations (cont’d)

The operating results of the Motorsports Group and PGL Nevada, (together, the “discontinued operations”) for the three and nine months ended May 31, 2021 and 2020 are presented as follows:

	For the three months ended		For the nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	$	$	$	$
Revenues
Advertising revenue	-	369,118	90,934	407,640

Operating expenses
Salaries and wages	-	212,211	212,546	484,886
Consulting	-	438,709	267,933	637,523
Professional fees	-	103,334	22,681	208,001
Sponsorships and tournaments	-	770,169	203,637	3,211,368
Advertising and promotion	-	14,898	1,740	27,012
Office and general	-	22,493	7,374	144,519
Technology expenses	-	74,293	86,590	81,913
Amortization and depreciation	-	40,346	201,335	44,584
Share-based payments	-	-	-	-
Interest expense	-	793	572	1,051
(Gain) loss on foreign exchange	9,606	21,968	49,317	17,522
Net loss from discontinued operations	(9,606)	(1,330,096)	(962,791)	(4,450,739)

The net cash flows of the discontinued operations for the three and nine months ended May 31, 2021 and 2020 are presented as follows:

	For the three months ended		For the nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	$	$	$	$

Net cash provided by (used in) operating activities	-	(17,874)	(92,652)	(96,942)
Disposal of Motorsports	-	-	24,348	-
Change in cash	-	(17,874)	(68,304)	(96,942)
Cash, beginning of period	-	485	68,304	79,553
Cash, end of period	-	(17,389)	-	(17,389)

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

24.	Segmented information

Information reported to the Company’s Chief Executive Officer, the Chief Operating Decision Maker (“CODM”), for the purposes of resource allocation and assessment of segment performance is focused on the category of services for each type of activity. The principal categories of services are E-Sports, Media and Advertising, and Corporate and Other. The Group’s reportable segments under IFRS 8 are therefore as follows:

E-Sports	-	Services related to competitive organized video gaming or sporting events;

Media and Advertising	-	Platform and advertising services provided to other broadcasters, primarily local TV and radio broadcasters;

Corporate and Other	-	Services provided to other businesses and other revenues;

The Corporate and Other segment primarily consists of support costs not allocated to the two other segments.

The following is an analysis of the Company’s revenue and results by reportable segment for the three months ended May 31, 2021:

Three months ended	E-Sports	Media and Advertising	Corporate and Other	May 31, 2021 Total
	$	$	$	$
Revenue
External sales	2,017,446	7,592,387	-	9,609,833

Results
Segment loss	(1,555,858)	(2,057,830)	-	(3,613,688)

Central administration costs	-	-	1,825,386	1,825,386
Other gains and losses	7,954	(329,730)	(11,525,245)	(11,847,021)
Finance costs	(3,683)	125,470	76,034	197,821
Loss before tax	(1,560,129)	(1,853,570)	9,623,825	6,210,126
Income tax	-	-	-	-
Gain (Loss) for the year from:
Share of net loss of associate	-	-	-	-
Discontinued operations	(9,606)	-	-	(9,606)
Non-controlling interest in net loss	-	-	(2,343)	(2,343)
Net loss	(1,569,735)	(1,853,570)	9,621,482	6,198,177

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

24.	Segmented information (cont’d)

The following is an analysis of the Company’s revenue and results by reportable segment for the nine months ended May 31, 2021:

Nine months ended	E-Sports	Media and Advertising	Corporate and Other	May 31,2021 Total
	$	$	$	$
Revenue
External sales	3,972,861	21,491,243	-	25,464,104

Results
Segment loss	(6,347,262)	(5,682,782)	-	(12,030,044)

Central administration costs	-	-	7,640,439	7,640,439
Other gains and losses	(5,935)	2,474,609	2,176,898	4,645,572
Finance costs	101,119	637,514	439,755	1,178,388
Loss before tax	(6,442,446)	(8,794,905)	(10,257,092)	(25,494,443)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(962,791)	-	(678,931)	(1,641,722)
Non-controlling interest in net loss	-	-	59,327	59,327
Net loss	(7,405,237)	(8,794,905)	(10,980,626)	(27,180,768)

The following is an analysis of the Company’s revenue and results by reportable segment for the three months ended May 31, 2020:

Three months ended	E-Sports	Media and Advertising	Corporate and Other	May 31,2020 Total
	$	$	$	$
Revenue
External sales	476,267	1,613,050	4	2,089,321

Results
Segment loss	(656,611)	(428,624)	4	(1,085,231)

Central administration costs	-	-	2,663,094	2,663,094
Other gains and losses	(57,177)	(2,946)	6,668,292	6,608,169
Finance costs	27,205	33,333	(45,480)	15,058
Loss before tax	(626,639)	(459,011)	(9,285,902)	(10,371,552)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	(1,330,096)	-	-	(1,330,096)
Non-controlling interest in net loss	-	-	(8,677)	(8,677)
Net loss	(1,956,735)	(459,011)	(9,294,579)	(11,710,325)

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

24.	Segmented information (cont’d)

The following is an analysis of the Company’s revenue and results by reportable segment for the nine months ended May 31, 2020:

Nine months ended	E-Sports	Media and Advertising	Corporate and Other	May 31,2020 Total
	$	$	$	$
Revenue
External sales	1,908,138	1,613,050	376	3,521,564

Results
Segment loss	(2,977,759)	(428,624)	376	(3,406,007)

Central administration costs			7,080,232	7,080,232
Other gains and losses	24,704	(2,946)	6,840,087	6,861,845
Finance costs	37,916	33,333	467,347	538,596
Loss before tax	(3,040,379)	(459,011)	(14,387,290)	(17,886,680)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	(4,450,739)	-	-	(4,450,739)
Non-controlling interest in net loss	-	-	68,632	68,632
Net loss	(7,491,118)	(459,011)	(14,318,658)	(22,268,787)

Geographical breakdown

	North America	United Kingdom	European Union	Total
	$	$	$	$
August 31, 2020
Assets	48,230,804	2,896,582	2,288,091	53,415,477
Long-term assets	37,664,748	2,507,761	1,067,495	41,240,004

May 31, 2021
Assets	68,513,022	-	2,826,821	71,339,843
Long-term assets	36,864,451	-	146,498	37,010,949

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

25.	Related party transactions and balances

(a)	Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management for the three and nine months ended May 31, 2021 and 2020 includes the following:

	For the three months ended		For the nine months ended
	May 31,2021	May 31, 2020	May 31, 2021	May 31, 2020
	$	$	$	$

Total compensation paid to key management	392,490	151,667	1,836,583	359,485
Share based payments	323,233	119,923	1,581,037	136,837

Total compensation paid to key management is recorded in consulting fees, salaries and wages and share based payments in the consolidated statement of loss and comprehensive loss.

Amounts due to related parties as of May 31, 2021 with respect to the above fees were $61,500 (August 31, 2020 – $275,502). The amounts due to related parties are recorded within accounts payable and accrued liabilities on the consolidated statement of loss and comprehensive loss. These amounts are unsecured, non-interest bearing and due on demand.

26.	Financial instruments and risk management

(a)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. The principal financial risks are managed by the Company’s finance department, within Board approved policies and guidelines. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company.

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash and deposits with banks as well as credit exposure to outstanding receivables, the carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

As of May 31, 2021 one customer (August 31, 2020 – one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer (August 31, 2020 – one) accounted for 29% of the Company’s net trade accounts receivable balance as of May 31, 2021 (August 31, 2020 – 13%). During the nine months ended May 31, 2021, one customer represented 58% of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of May 31, 2021:

	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	7,309,612	90,573	39,789	1,172,424	8,612,398
Allowance for doubtful accounts	4,500	1,500	-	937,534	943,534
% Allowance	0%	2%	0%	80%	11%

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years	3-5 years
	$	$	$

Accounts payable and accrued liabilities	16,339,437	-	-
Players liability account	310,465	-	-
Lease obligation	190,445	246,393	-
Long-term debt	99,965	22,719	-
Promissory notes payable	903,219	-	-
Convertible debt	-	10,921,492	-

(d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bear interest at fixed rates.

(e)	Foreign exchange rates

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, as well as debt denominated in Canadian dollars.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

(f)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

As of May 31, 2021:

Carrying value at May 31, 2021	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	21,321,977
Restricted cash	-	-	-	310,465
Accounts and other receivables	-	-	-	7,722,611
Government remittances	-	-	-	1,160,426
Publisher advance	-	-	-	5,309,262
Investment at FVTPL	2,048,039	-	-	-
	2,048,039	-	-	35,824,741

Carrying value at May 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable and accrued liabilities	-	-	16,339,437
Players liability account	-	-	310,465
Line of credit	-	-	-
Long-term debt	-	-	122,684
Promissory notes payable	-	-	903,219
Deferred purchase consideration	-	-	-
Convertible debt	-	10,921,492	-
	-	10,921,492	17,675,805

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

As of August 31, 2020:

Carrying value at August 31, 2020	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	5,243,278
Restricted cash	-	-	-	388,587
Accounts and other receivables	-	-	-	3,845,890
Government remittances	-	-	-	1,125,912
Publisher advance	-	-	-	-
Investment at FVTPL	-	-	-	-
	-	-	-	10,603,667

Carrying value at August 31, 2020	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable and accrued liabilities	-	-	17,144,346
Players liability account	-	-	388,587
Line of credit	-	-	4,919,507
Long-term debt	-	-	230,932
Promissory notes payable	-	-	3,818,920
Deferred purchase consideration	-	-	333,503
Convertible debt	-	10,793,459	-
	-	10,793,459	26,835,795

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of May 31,2021
	$	$	$	$

Convertible debt	-	-	10,921,492	10,921,492
Investment at FVTPL	-	2,048,039	-	2,048,039
	-	2,048,039	10,921,492	12,969,531

	Level 1	Level 2	Level 3	Fair value as of August 31,2020
	$	$	$	$

Convertible debt	-	-	10,793,459	10,793,459
Investment at FVTPL	-	-	-	-
	-	-	10,793,459	10,793,459

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

26.	Financial instruments and risk management (cont’d)

(f)	Fair value hierarchy (cont’d)

The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique and key inputs used).

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value
Convertible debt	The fair value of the convertible debentures as of May 31, 2021 has been calculated using a binomial lattice methodology.

Key observable inputs

Share price CAD$10.42 (USD $8.63)

Risk-free interest rate (0.09% to 0.26%)

Dividend yield (0%)

Key unobservable inputs

Credit spread (4.89% to 8.70%)

Discount for lack of marketability (0% to 5%)

The estimated fair value would increase (decrease) if:

The share price was higher (lower)

The risk-free interest rate was higher (lower)

The dividend yield was lower (higher)

The credit spread was lower (higher)

The discount for lack of marketability was lower (higher)

Convertible debt	The fair value of the convertible debentures as of August 31, 2020 has been calculated using a binomial lattice methodology.	Key observable inputs Share price (USD $8.92) Risk-free interest rate (0.14%) Dividend yield (0%) Key unobservable inputs Credit spread (18.35%) Discount for lack of marketability (47%)

The estimated fair value would increase (decrease) if:

The share price was higher (lower)

The risk-free interest rate was higher (lower)

The dividend yield was lower (higher)

The credit spread was lower (higher)

The discount for lack of marketability was lower (higher)

There has been no change to the valuation technique during the year. There were no transfers between Levels 1, 2 and 3 during the three and nine months ended May 31, 2021 and 2020.

Engine Media Holdings, Inc.
(formerly Torque Esports Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended May 31, 2021 (Unaudited)
(Expressed in United States Dollars)

27.	Subsequent events

The Company has evaluated subsequent events from the balance sheet date through July 26, 2021, the date at which the unaudited interim condensed consolidated financial statements were available to be issued, and determined there were no additional items to be disclosed except for the transactions described below.

On June 16, 2021, the Company announced a definitive agreement to acquire Sideqik, Inc., an influencer marketing platform that offers brands, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content-creating influencers.

On July 2, 2021, the Company closed the transaction and issued 410,523 common shares to the sellers and related parties, with such amount subject to adjustment at closing for cash settlement of certain transaction related expenses and other terms and conditions of the agreement.

On July 6, 2021, the Company announced the appointment of Rudolph “Rudy” Cline-Thomas and Lori Conkling to its Board of Directors, subject to customary exchange approval.

On June 17, 2021 the Company announced that a final short form base shelf prospectus (with the securities regulators in each province of Canada, except for the Province of Québec) previously filed on March 25, 2021 (the “Shelf Prospectus”), and a corresponding shelf registration statement on Form F-10 (the “Registration Statement” and, together with the Shelf Prospectus, the “Engine Shelf”) has been deemed effective by the U.S. Securities and Exchange Commission (“SEC”).

The prospectus and registration statement allows the Company to offer up to $150 million of common shares, preference shares, warrants, subscription receipts, debt securities, units, or any combination thereof (“Securities”) during the 25-month period that the shelf prospectus is effective. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement.

The Company also started trading on the Nasdaq Global Market (“Nasdaq”) on June 17, 2021 under the ticker symbol “GAME.” The Company will also retain its listing on the TSX Venture exchange under the symbol “GAME.”

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